EXHIBIT 12.1
Westamerica Bancorporation
Computation of Ratio of Earnings to Fixed Charges

	For the years Ended December 31,
	2008	2007	2006	2005	2004
Income before taxes	$69,709	$120,467	$134,425	$147,932	$132,363
Fixed charges:
Interest expense paid on short-term debt	9,958	32,393	29,389	18,941	6,775
Interest expense paid on long-term debt	2,103	2,313	2,332	2,344	1,284
Interest within rental expense	0	0	0	0	0

Fixed charges excluding interest expense paid on deposits	$12,061	$34,706	$31,721	$21,285	$8,059
Interest expense paid on deposits	21,182	37,849	33,547	22,364	13,047

Total fixed charges	$33,243	$72,555	$65,268	$43,649	$21,106

Earnings	$102,952	$193,022	$199,693	$191,581	$153,469

Earnings excluding interest on deposits	$81,770	$155,173	$166,146	$169,217	$140,422